UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Alon USA Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

020520102
(CUSIP Number)

James Ranspot 12700 Park Central Dr., Suite 1600 Dallas, Texas 75251 (972) 367-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO. 020520102    13D/A    Page 2 of 4 Pages

1	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only).
Alon Israel Oil Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				☐
6	Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned by Each Reporting Person With			7	Sole Voting Power
33,677,432
			8	Shared Voting Power
0
			9	Sole Dispositive Power
33,677,432
			10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
33,677,432
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)				☐
13	Percent of Class Represented by Amount in Row (11)
48.3% based on 69,771,766 shares outstanding
14	Type of Reporting Person (See Instructions)
HC

CUSIP NO. 020520102    13D/A    Page 3 of 4 Pages

Amendment No. 8 to Schedule 13D
This is Amendment No. 8 (“Amendment No. 8”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, as amended by that Amendment No. 3 to the Schedule 13D filed on September 23, 2009, as amended by that Amendment No. 4 to the Schedule 13D filed on January 5, 2010, as amended by that Amendment No. 5 to the Schedule 13D filed on November 2, 2010, as amended by that Amendment No. 6 to the Schedule 13D filed on May 6, 2011, as amended by that Amendment No. 7 to the Schedule 13D filed on July 18, 2011 relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
Between February 10, 2015 and February 12, 2015, Alon Israel sold 3,810,747 shares of Common Stock in open market sales.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by replacing the first paragraph in its entirety with the following:
The Issuer is believed to have 69,771,766 shares of Common Stock currently outstanding. Alon Israel beneficially owns 33,677,432 shares of Common Stock, the equivalent of approximately 48.3% of the outstanding Common Stock of Issuer, and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of all of these shares.
Item 5 is hereby amended by replacing the last paragraph in its entirety with the following:
Mr. David Wiessman, a director of Alon Israel, beneficially owns 3,202,041 shares of Common Stock. Other than Mr. Wiessman, none of Alon Israel’s directors or executive officers beneficially owns any shares of Common Stock.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ortal Klein	February 19, 2015
Ortal Klein, Adv.
Company Secretary
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).